SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Name of Issuer)

Limited Partnership Units	G16252 10 1
(Title of class of securities)	(CUSIP number)
John Stinebaugh
Brookfield Infrastructure Group Corporation
Three World Financial Center, 11th Floor
New York, New York 10281-1021
(212) 417-7275
(Name, address and telephone number of person authorized
to receive notices and communications)
January 31, 2008
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)
(Continued on following pages)

CUSIP No.	G16252 10 1	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		0 LIMITED PARTNERSHIP UNITS

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,161,573 LIMITED PARTNERSHIP UNITS

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 LIMITED PARTNERSHIP UNITS

WITH	10	SHARED DISPOSITIVE POWER

15,161,573 LIMITED PARTNERSHIP UNITS

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,161,573 LIMITED PARTNERSHIP UNITS

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.4% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G16252 10 1	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS BROOKFIELD FINANCIAL CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		48,829 LIMITED PARTNERSHIP UNITS

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 LIMITED PARTNERSHIP UNITS

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,829 LIMITED PARTNERSHIP UNITS

WITH	10	SHARED DISPOSITIVE POWER

0 LIMITED PARTNERSHIP UNITS

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,829 LIMITED PARTNERSHIP UNITS

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G16252 10 1	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS BAM INVESTMENTS CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		2,430,689 LIMITED PARTNERSHIP UNITS

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 LIMITED PARTNERSHIP UNITS

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,430,689 LIMITED PARTNERSHIP UNITS

WITH	10	SHARED DISPOSITIVE POWER

0 LIMITED PARTNERSHIP UNITS

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,430,689 LIMITED PARTNERSHIP UNITS

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G16252 10 1	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		20,295 LIMITED PARTNERSHIP UNITS

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,592,262 LIMITED PARTNERSHIP UNITS

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,295 LIMITED PARTNERSHIP UNITS

WITH	10	SHARED DISPOSITIVE POWER

17,592,262 LIMITED PARTNERSHIP UNITS

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,612,557 LIMITED PARTNERSHIP UNITS

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.8% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. G16252 10 1	SCHEDULE 13D
Item 1. Security and Issuer.
     The title and class of equity security to which this statement on Schedule 13D relates is the limited partnership units (the “Units”), of Brookfield Infrastructure Partners L.P. (the “Partnership”), a limited partnership formed under the laws of Bermuda. The principal executive offices of the Partnership are located at Cannon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):
(i)	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii)	Brookfield Financial Corp. (“Financial”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iii)	BAM Investments Corp. (“Investments”), a corporation formed under the laws of the Province of Ontario that owns approximately 10% of Brookfield’s Class A Limited Voting Shares; and

(iv)	Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario that owns all of Brookfield’s Class B Limited Voting Shares and 49% of Investments’ common shares.
          Schedules I, II, III and IV hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Brookfield, Financial, Investments and Partners, respectively.
(b)	The principal business address of Brookfield, Financial, Investments and Partners is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

(c)	The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of each of Financial, Investments and Partners is that of an investment holding company.

(d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedules I, II, III and IV hereto are the citizenships of each of the directors and executive officers of each of Brookfield, Financial, Investments and Partners, respectively.

CUSIP No. G16252 10 1	SCHEDULE 13D
Item 3. Source and Amount of Funds or Other Consideration.
On January 31, 2008, Brookfield effected a spin-off of the Partnership. The spin-off was implemented by way of a special dividend of an approximate 60% interest in the Partnership to holders of Brookfield’s Class A and Class B Limited Voting shares. Each holder of Brookfield Class A and Class B shares received one Unit for each 25 Brookfield shares held, less applicable withholding taxes. In connection with the spin-off, Partners received 5,106 Units and Investments received 2,430,689 Units, of which 1,800,918 were dividended to it by a wholly-owned subsidiary of Investments.
Subsequent to the spin-off, on February 7, 2008, Financial, a wholly-owned subsidiary of Brookfield, purchased 48,829 Units held by Brookfield, including the fractional and withheld units of registered shareholders, representing in aggregate approximately 0.1% of the outstanding Units of the Partnership. Financial paid to Brookfield an amount of cash for these Units equal to the fair market value of the Units based on the volume-weighted average trading price for the five trading days immediately following the spin-off.
See also Item 5.
Item 4. Purpose of Transaction.
See Item 3 and Item 5.
Brookfield from time to time purchases the publicly traded shares of its subsidiaries and affiliates when these are available on the market at an attractive price relative to their value. Brookfield may begin or cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. Brookfield reserves the right to take actions to influence the management of the Partnership should it deem such actions appropriate. Partners, Investments and Brookfield and its wholly owned subsidiaries will hold their respective investments in the Partnership and Brookfield Infrastructure L.P. on a continuing basis and such holdings may be increased or decreased in the future.
     Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:
(a)	the acquisition by any person of additional securities of the Partnership, or the disposition of securities of the Partnership;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Partnership

(f)	any other material change in the Partnership’s business or corporate structure;

(g)	changes in the Partnership’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

(h)	causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

CUSIP No. G16252 10 1	SCHEDULE 13D
Item 5. Interest in Securities of the Issuer.
(a)-(b)	As of the date hereof, Financial may be deemed to be the beneficial owner of 48,829 Units and Investments may be deemed to be the beneficial owner of 2,430,689 Units, and such Units constitute approximately 0.2% and 10.4%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of February 7, 2008. Assuming that all of the redemption-exchange units of Brookfield Infrastructure L.P. were exchanged for Units pursuant to the redemption-exchange mechanism described below, as of the date hereof, Brookfield may be deemed to be the beneficial owner of 15,161,573 Units and Partners may be deemed to be the beneficial owner of 17,612,557 Units, and such Units would constitute approximately 39.4% and 45.8%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of February 7, 2008. Investments may be deemed to have the sole power to vote or direct the vote of the Units beneficially owned by them or to dispose of such Units. Brookfield may hold the Units directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with each of Brookfield and Investments) to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 20,295 Units with respect to which it has sole voting and investment power. Brookfield holds, through its wholly-owned subsidiaries, an aggregate of 15,112,744 redemption-exchange units of Brookfield Infrastructure L.P., such units as more fully described in the Partnership’s Canadian prospectus and U.S. Information Statement dated December 21, 2007 filed as exhibit 12.1 to the Partnership’s Registration Statement on Form 20-F (the “Registration Statement”). Such redemption-exchange units held by Brookfield represent 100% of the redemption-exchange units, and approximately 39% of the limited partnership interests, of Brookfield Infrastructure L.P., a limited partnership formed under the laws of Bermuda. The balance of the limited partnership interests of Brookfield Infrastructure L.P. are held by the Partnership. Pursuant to the redemption exchange mechanism (described in the Registration Statement) at any time after January 31, 2010, a holder of redemption-exchange units has the right to require Brookfield Infrastructure L.P. to redeem all or a portion of the redemption-exchange units that it holds for cash, subject to the Partnership’s right, at its sole discretion, to elect to acquire all (but not less than all) of the units so presented in exchange for Units of the Partnership, on a one for one basis (subject to certain customary adjustments).

(c)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Units.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Partners is a significant shareholder of Brookfield and Investments. Brookfield entered into a registration rights agreement dated as of December 4, 2007 with Brookfield Infrastructure Partners L.P. with respect to all of the Units held by Brookfield or its wholly-owned subsidiaries.
     The information set forth in Item 2 and 3 hereto is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of February 7, 2008, among Brookfield Asset Management Inc., Brookfield Financial Corp., Partners Limited and BAM Investments Corp.

Exhibit 2	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. (filed as exhibit 4.4 of the Registrant’s Registration Statement on Form 20-F dated December 12, 2007)

CUSIP No. G16252 10 1	SCHEDULE 13D
SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Alan V. Dean
	Name:	Alan V. Dean
	Title:	Senior Vice-President and Secretary

PARTNERS LIMITED
By:	/s/ Loretta M. Corso
	Name:	Loretta M. Corso
	Title:	Secretary

BAM INVESTMENTS CORP.
By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BROOKFIELD FINANCIAL CORP.
By:	/s/ Mark Murski
	Name:	Mark Murski
	Title:	Director

CUSIP No. G16252 10 1	SCHEDULE 13D
SCHEDULE I
BROOKFIELD ASSET MANAGEMENT INC.

Jack L. Cockwell
Citizenship:	Canada
Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
Present Principal Occupation or Employment:	Group Chairman
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

Marcel R. Coutu
Citizenship:	Canada
Business Address:	2500 First Canadian Centre, 350 — 7th Ave. S.W., Calgary, Alberta T2P3N9
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Canadian Oil Sands Limited
Employer’s Business:	An oil company
Employer’s Address:	Same as Business Address

William A. Dimma
Citizenship:	Canadian
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman and director
Employer:	Home Capital Group Inc.
Employer’s Business:	Real estate
Employer’s Address:	Same as Business Address

Sen. J. Trevor Eyton
Citizenship:	Canada
Business Address:	44 Victoria Street, Suite #300, Toronto, Ontario M5C 1Y2
Present Principal Occupation or Employment:	Member of the Senate of Canada
Employer:	The Senate of Canada
Employer’s Business:	Government
Employer’s Address:	Room 561-S, Centre Block, Parliament Buildings, 11 Wellington Street,
Ottawa, Ontario K1A 0A4

CUSIP No. G16252 10 1	SCHEDULE 13D

J. Bruce Flatt
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chief Executive Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

James K. Gray
Citizenship:	Canada
Business Address:	335 Eighth Ave. S.W., Royal Bank Building, Suite 1700, Calgary, Alberta T2P1C9
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Robert J. Harding
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

David W. Kerr
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

CUSIP No. G16252 10 1	SCHEDULE 13D

Lance Liebman
Citizenship:	United States of America
Business Address:	435 West 116 th Street, New York, New York 10027-7297
Present Principal Occupation or Employment:	Professor of law
Employer:	Columbia Law School
Employer’s Business:	Education
Employer’s Address:	Same as Business Address

Philip B. Lind
Citizenship:	Canada
Business Address:	333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9
Present Principal Occupation or Employment:	Vice-Chairman
Employer:	Rogers Communications Inc.
Employer’s Business:	Diversified communications company
Employer’s Address:	Same as Business Address

Roy MacLaren
Citizenship:	Canada
Business Address:	425 Russell Hill Road, Toronto, Ontario M5P2S4
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

G. Wallace F. McCain
Citizenship:	Canada
Business Address:	30 St. Clair Ave. W., #1500, Toronto, Ontario M4V 3A2
Present Principal Occupation or Employment:	Chairman
Employer:	Maple Leaf Foods Inc.
Employer’s Business:	Processed Food Manufacturer
Employer’s Address:	Same as Business Address

Jack M. Mintz
Citizenship:	Canada
Business Address:	Suite #926, Earth Sciences Building
2500 University Drive N.W.
Calgary, Alberta T2N 1N4
Present Principal Occupation or Employment:	Palmer Chair in Public Policy
Employer:	University of Calgary
Employer’s Business:	University education
Employer’s Address:	Same as Business Address

CUSIP No. G16252 10 1	SCHEDULE 13D

George S. Taylor
Citizenship:	Canada
Business Address:	R.R. #3, 4675 Line 3, Saint Marys, Ontario N4X 1C6
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Brian D. Lawson
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chief Financial Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

Jeffrey M. Blidner
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

Frank J. McKenna
Citizenship:	Canada
Business Address:	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower,
Toronto, Ontario M5K 1A2
Present Principal Occupation or Employment:	Deputy Chair
Employer:	TD Bank Financial Group
Employer’s Business:	Financial services company
Employer’s Address:	Same as Business Address

CUSIP No. G16252 10 1	SCHEDULE 13D

George E. Myhal
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

James A. Pattison
Citizenship:	Canada
Business Address:	1800 - 1067 West Cordova St., Vancouver, B.C. V6C1C7
Present Principal Occupation or Employment:	Chairman
Employer:	The Jim Pattison Group
Employer’s Business:	A diversified consumer products company
Employer’s Address:	Same as Business Address

Samuel J.B. Pollock
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

CUSIP No. G16252 10 1	SCHEDULE 13D
SCHEDULE II
BROOKFIELD FINANCIAL CORP.

Brydon D. Cruise
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 260, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	President
Employer:	Brookfield Financial Real Estate Group
Employer’s Business:	A real estate investment banking company
Employer’s Address:	Same as Business Address

Dinaz Dadyburjor
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Senior Vice President, Operations & Administration
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

Sandro Morassutti
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 260, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Vice President
Employer:	Brookfield Financial Real Estate Group
Employer’s Business:	A real estate investment banking company
Employer’s Address:	Same as Business Address

Mark W. Murski
Citizenship:	United States
Business Address:	Brookfield Place, 181 Bay Street, Suite 260, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Vice President
Employer:	Brookfield Financial Real Estate Group
Employer’s Business:	A real estate investment banking company
Employer’s Address:	Same as Business Address

Craig Noble
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 260, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Vice President and Chief Financial Officer
Employer:	Brookfield Financial Corp.
Employer’s Business:	An investment dealer
Employer’s Address:	Same as Business Address

Bruce K. Robertson
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner, Funds Development
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

CUSIP No. G16252 10 1	SCHEDULE 13D
SCHEDULE III
BAM INVESTMENTS CORP.

James C. Bacon
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Director
Employer:	Corporate Director
Employer’s Business:	Same as Business Address
Employer’s Address:	Same as Business Address

Howard Driman
Citizenship:	Canada
Business Address:	4600 Bathurst St. Suite 315, Toronto, Ontario M5R 3V3
Present Principal Occupation or Employment:	Director of Finance, UIA Federations Canada
Employer:	A Canadian fundraising and community planning organization

Brian D. Lawson
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner and Chief Financial Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

R. Frank Lewarne
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner and Chief Financial Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

Frank N.C. Lochan
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Director
Employer:	Corporate Director
Employer’s Business:	Same as Business Address
Employer’s Address:	Same as Business Address

Ralph J. Zarboni
Citizenship:	Canada
Business Address:	430 Norfinch Drive, Downsview, Ontario M3N 1Y4
Present Principal Occupation or Employment:	Chairman and Chief Executive Officer
Employer:	The EM Group Inc.
Employer’s Business:	A plastics and electric products distribution company
Employer’s Address:	Same as Business Address

Derek E. Gorgi
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Manager, Finance and Control
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

Loretta M. Corso
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Assistant Secretary
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

CUSIP No. G16252 10 1	SCHEDULE 13D
SCHEDULE IV
PARTNERS LIMITED

Gordon E. Arnell
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brookfield Properties Corporation
Employer’s Business:	A real estate company
Employer’s Address:	Same as Business Address

Jack L. Cockwell — see Schedule I

Robert J. Harding — see Schedule I

David W. Kerr — see Schedule I

Edward C. Kress
Citizenship:	Canada
Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
Present Principal Occupation or Employment:	Group Chairman
Employer:	Brookfield Power Corp.
Employer’s Business:	A power generation company
Employer’s Address:	Same as Business Address

Timothy E. Price
Citizenship:	Canada
Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
Present Principal Occupation or Employment:	Group Chairman, Funds Management
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address